UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025.

Commission File Number: 001-39530

MindWalk Holdings Corp.

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the Registration Statement on Form S-8 (File No. 333-290949) and Registration Statements on Form F-3 (File Nos. 333-273197 and 333-281312) of the Registrant, MindWalk Holdings Corp.

EXHIBIT INDEX

Exhibit	Description
99.1	Revised Statement of Executive Compensation dated November 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINDWALK HOLDINGS CORP.
Date: November 6, 2025

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	Chief Executive Officer